Writer’s Direct Number	Writer’s E-mail Address

212.756.2376 eleazer.klein@srz.com

May 17, 2016

VIA EDGAR AND ELECTRONIC MAIL

David L. Orlic Special Counsel, Division of Corporation Finance Office of Mergers and Acquisitions U.S. Securities and Exchange Commission Washington, D.C. 20549
Re:

Arlington Asset Investment Corp. (“Arlington” or the “Company”)

Response to Letter dated May 16, 2016 with respect to Definitive Additional Soliciting Material on Schedule 14A

Filed on May 12, 2016 by Imation. Corp. et al.

File No. 001-34374

Dear Mr. Orlic:

On behalf of Imation Corp. and the other filing persons (collectively, the “Filing Persons”), we are responding to your letter dated May 16, 2016 (the “SEC Comment Letter”) in connection with the definitive additional soliciting material on Schedule 14A filed on May 12, 2016. We have reviewed the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) and respond below. For your convenience, the comments are restated below in italics, with our responses following.

Definitive Additional Soliciting Material filed on May 12, 2016

Cover Page

1.	We note that you have revised your disclosure regarding the price at which you would make an investment in the company. You appear to be using an updated figure for tangible book value, that is, $14.45 per share as of March 31, 2016. In several places in the presentation materials, however, you disclose that purchasing shares of the company at this price would represent a 34% premium to the company’s stock price “today.” In calculating this premium, you appear to be using the tangible book value from the fourth quarter of 2015. Please revise these materials to specify the actual date to which you refer when making these comparisons and the actual price per share you intend to pay, or advise as to how you arrived at the 34% premium. Please also tell us how you intend to further inform security holders about this matter.

David L. Orlic

May 17, 2016

In response to your comment, the Filing Persons have revised its disclosure on slides 3, 6, 9, and 47 of the presentation to investors. A copy of the presentation containing the revised disclosure will be posted to the Filing Persons’ website www.riseuparlington.com and filed on Schedule 14A with the SEC today. In addition, the Filing Persons have included this revised disclosure in a shareholder letter that will be mailed to shareholders and that also will be filed today with the SEC.

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Should you have any questions or comments, or require any further information with respect to the foregoing, please do not hesitate to call me at (212) 756-2376.

Very truly yours,

/s/ Eleazer Klein

Eleazer Klein

Encls.